UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No X

PRESS RELEASE No. 083/2009

April 1, 2009.

PEMEX ISSUES PS. 10.0 BILLION IN PUBLICLY TRADED NOTES

•	The issuance was made in two tranches, with maturities of three and seven years, respectively.
•	The transaction was well received by the market.

Petróleos Mexicanos carried out today a successful offer of publicly traded notes for a total amount of Ps. 10.0 billion, in two tranches.  One tranche was at a variable rate, for Ps. 6.0 billion with a three-year maturity, and the second at a fixed rate, for Ps. 4.0 billion with a seven-year maturity.

The proceeds will be used to finance PEMEX’s investment projects.

The annual rate of return on the variable rate tranche will be 28-day TIIE plus 100 basis points, while return on the fixed rate tranche will be 9.15%.  The formal settlement of the transaction will take place on April 3, 2009.

The offer was well received by the market, generating total demand of over Ps. 23.0 billion distributed among 181 bids.

The participating investors include retirement funds administrators (Afores), mutual funds, bank treasuries, pension funds, insurance companies and individuals.

The rating agencies Standard & Poor’s and Moody’s rated these issues as “mxAAA” and “Aaa.mx,” respectively.  Both are the highest ratings in their category.

It is notable that the success of this issuance sends a positive signal to the local debt market amidst an environment of high volatility, and confirms the confidence of the investing public in Petróleos Mexicanos.

PRESS RELEASE No. 085/2009

April 14, 2009.

PEMEX ANNOUNCES THE LOCATION OF ITS NEW REFINERY

•	A technical-economic study was carried out, and a detailed evaluation of all proposals performed, to determine its location.
•	The option promising the best financial return was constructing the new refinery in Tula.
•	The reconfiguration of the refinery in Salamanca was also announced.
•	The final location for the project will conclusively be the best choice for the country.
•	During the construction phase, the project will create between 41,400 and 48,300 direct and indirect jobs; it will also create between 1,000 and 1,400 permanent jobs.
•	The new refinery is part of the 2007-2017 Infrastructure Plan (Plan de Infraestructura).

The Director General of Petróleos Mexicanos, Jesús Reyes Heroles G.G., announced today that an in-depth yearlong technical-economic analysis concluded that the best location to build the new refinery was in Tula.

Additionally, he announced the reconfiguration of the “Ingeniero Antonio M. Amor” refinery in Salamanca, which together with construction of the new refinery will increase the profitability of the entire National Refining System.

In a press conference, Reyes Heroles stated that the final decision regarding the location of the new refinery was taken based on new profitability criteria including, among others:

•	Project technology type
•	Plant configuration
•	Size of the new refinery
•	Distance between crude oil sources and consumption areas
•	Availability of raw materials
•	Quality of available crude oil
•	Operative efficiency with which the infrastructure is expected to be run
•	Geographic, environmental and social analysis of the location
•	Existing infrastructure (roads, pipelines, refineries)
•	Existing use of residual materials
•	Cost of the land (on which the refinery will be built)

The new refinery will have a Maya crude oil processing capacity of 300,000 barrels per day with an estimated value of around U.S. $9.0 billion, and will start operations in 2015.  Meanwhile, Salamanca’s refinery reconfiguration with use of residual materials will require an investment of U.S. $3.76 billion, and will be completed in 2014.

It is estimated, PEMEX’s Director General indicated, that the execution of the project will create between 41,400 and 48,300 direct and indirect jobs during the construction phase and between 1,000 and 1,400 permanent jobs.  He also stated that its execution will comply with current environmental and safety regulations, and will minimize environmental risks during its construction and operation.

The new refinery will produce approximately 142,000 barrels per day of gasoline, 82,000 barrels per day of diesel and 12,000 barrels per day of jet fuel.  All distilled products will be of ultra low sulfur content.  It is anticipated under the proposed scheme that neither fuel oil nor asphalt will be produced.

Reyes Heroles noted that, in making the final decision, the opinions of all interested parties were considered, as were the viability studies presented in public meetings by the governors of the states of Campeche, Hidalgo, Michoacán, Tamaulipas, Guanajuato, Oaxaca, Puebla, Tabasco, Tlaxcala and Veracruz—which were a valuable informational tool.

Reyes Heroles considers the final location of the project to conclusively be the best choice for the country, given its viability and profitability.

He explained that this option promises the best financial return from the new refining capacity at Tula, and the reconfiguration at Salamanca, and will be realized once Tula completes its donation of the necessary land to PEMEX, which will occur within the next 100 days, starting tomorrow.

While the land donation is finalized, PEMEX will continue working without interruption on the development of the conceptual engineering of both projects.

Of further note is that the press conference was transmitted live, and that the conference, along with the submitted documents, is available to the general public on the PEMEX webpage.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Antonio López Velarde
Antonio López Velarde
Head of Capital Markets and Derivatives

Date:  April 23, 2009

 FORWARD-LOOKING STATEMENTS

        This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance.  We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.  These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements.  In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.